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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

October 26, 2021

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  PIMCO Equity Series (the “Registrant”)

       File Nos. 033-164077; 811-22375

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 88 (“PEA 88”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 90 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 30, 2021. PEA 88 was filed, in part, to reflect certain changes to the PIMCO Dividend and Income Fund, an existing series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 88. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: The first paragraph of the “Fees and Expenses of the Fund” section of the Fund’s prospectus includes the following disclosure: “This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.” Please revise this sentence as follows: “This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund.” See Item 3 of Form N-1A.

Response: The Registrant has revised the sentence.

Comment 2: Please address the following comments on the footnotes to the “Annual Fund Operating Expenses” table in the Fund’s prospectus:

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(a)   Footnotes 2 and 3 indicate that “Other Expenses” and “Acquired Fund Fees and Expenses,” respectively, are estimated for the current fiscal year. Please delete these footnotes or explain why it is necessary to base these expenses on estimated amounts for the current fiscal year.

(b)   Footnotes 5 and 6 provide that Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed to reduce its supervisory and administrative fee and waive its advisory and supervisory and administrative fees under certain conditions. If applicable, please disclose that PIMCO has the ability to recoup fees that are reduced or waived by PIMCO under these agreements.

Response:

(a)   The Registrant has deleted the footnotes. The Registrant notes that the Fund incurred less than one basis point of Acquired Fund Fees and Expenses during the most recent fiscal year so it has removed the Acquired Fund Fees and Expenses line item from the Fund’s Annual Fund Operating Expense table.

(b)   With respect to Footnote 5, the Registrant confirms that the Adviser does not have the ability to recoup amounts that are previously waived under that agreement. With respect to Footnote 6, which relates to waivers to offset Acquired Fund Fees and Expenses, the Registrant has removed that footnote together with the deletion of the Acquired Fund Fees and Expenses line item.

Comment 3: The introductory paragraph to the expense example in the Fund’s prospectus includes the following disclosure: “Investors may pay brokerage commissions on their purchases and sales of Institutional Class, I-2 or I-3 shares of the Fund, which are not reflected in the Example.” Please revise this disclosure to include “and other fees to financial intermediaries” immediately after “brokerage commissions.” See Item 3 of Form N-1A.

Response:    The Registrant respectfully notes that Form N-1A does not require this language to be included in the introductory paragraph to the expense example. However, to more closely align with the disclosure prescribed by Item 3 of Form N-1A, the Registrant has revised the introductory paragraphs to the Fund’s fee table and the expense example as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and

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example below. ~~In addition to the fees and expenses described below, you may also be required to pay brokerage commissions on purchases and sales of Institutional Class, I-2 or I-3 shares of the Fund.~~ You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of eligible funds offered by PIMCO Equity Series and PIMCO Funds. More information about these and other discounts is available in the “Classes of Shares” section on page 50 of the Fund’s prospectus, Appendix B to the Fund’s prospectus (Financial Firm-Specific Sales Charge Waivers and Discounts) or from your financial professional.

…

Example. The Example is intended to help you compare the cost of investing in Institutional Class, I-2, I-3, Class A or Class C shares of the Fund with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. ~~Investors may pay brokerage commissions on their purchases and sales of Institutional Class, I-2 or I-3 shares of the Fund, which are not reflected in the Example.~~ Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Comment 4: Please address the following comments on the Principal Investment Strategies in the Fund’s prospectus:

(a)   The first sentence of the first paragraph in the Principal Investment Strategies includes the following disclosure: “The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of income-producing investments, and will typically invest between 35 - 65% of its assets in equity and equity-related securities (the “Equity Sleeve”) selected in accordance with PIMCO’s systematic equity income strategy.” In light of the reference to “Dividend” in the Fund’s name, please replace “income-producing” with “dividend-producing” in the forgoing disclosure. In addition, please disclose how the Fund determines that an investment is “dividend-producing” for purposes of the Fund’s investment strategy.

(b)   The second sentence of the first paragraph of the Principal Investment Strategies provides that the types of equity-related securities in which the Fund may invest includes business development companies (“BDC”). Please confirm that underlying BDC expenses are

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reflected in the Acquired Fund Fee and Expenses line item in the Fund’s fee and expense table.

Response:

(a)   The Registrant respectfully declines to replace “income-producing” with “dividend-producing” in the Fund’s 80% policy. The Registrant notes that the aforementioned strategy to invest 80% of the Fund’s assets in a diversified portfolio of income-producing investments is not a policy adopted pursuant to Rule 35d-1 under the 1940 Act. Moreover, the current 80% policy is consistent with the Fund’s name – Dividend and Income – which is meant to connote how the Fund seeks its primary investment objective to provide current income, i.e., through investment in a combination of the Fund’s dividend-paying Equity Sleeve and income-producing Fixed Income Instruments.

The Registrant has enhanced the Fund’s prospectus disclosure to disclose how the Fund determines that an investment is “dividend-producing” for purposes of the Fund’s investment strategy.

(b)   The Registrant notes that the Fund incurred less than one basis point of Acquired Fund Fees and Expenses during the most recent fiscal year and has revised the Annual Fund Operating Expenses table to remove the Acquired Fund Fees and Expenses line item. The Registrant confirms that the Fund takes into account investments in BDCs for purposes of calculating Acquired Fund Fees and Expenses.

Comment 5: Please address the following comments on the Principal Risk disclosure in the summary section of the Fund’s prospectus:

(a)   Please revise the “Acquired Fund Risk” disclosure to disclose that the Fund will pay two layers of expenses when investing in Acquired Funds or explain why such disclosure is not appropriate.

(b)   Please tailor the “Emerging Markets Risk” disclosure to the particular emerging markets in which the Fund principally invests. See ADI 2020-11 regarding investments in emerging markets.

(c)   “Convertible Securities Risk” is included as a Principal Risk of the Fund but is not referenced in the Fund’s Principal Investment Strategies. Please include appropriate disclosure for convertible securities in the Fund’s Principal Investment Strategies or explain why Convertible Securities Risk is a principal risk of the Fund.

Anu Dubey October 26, 2021 Page 5

Response:

(a)   The Registrant confirms that investors in the Fund are generally not subject to two levels of fees attributable to investment in Acquired Funds due to the contractual waiver arrangements between the Fund and PIMCO. PIMCO has contractually agreed to waive the advisory fee and the supervisory and administrative fee (together, the “Management Fees”) it receives from the Fund in an amount equal to the expenses attributable to the Management Fees of Underlying PIMCO Funds indirectly incurred by the Fund in connection with its investments in Underlying PIMCO Funds, to the extent the Fund’s Management Fees are greater than or equal to the Management Fees of the Underlying PIMCO Funds that contribute to the Fund’s Acquired Fund Fees and Expenses. Accordingly, given the Fund’s fee waiver and the current disclosure in the statutory prospectus, the Registrant respectfully declines to add additional disclosure to Acquired Fund Risk.

(b)   The Registrant has reviewed the Fund’s Emerging Markets Risk disclosure and believes that the disclosure adequately addresses the risks associated with investing in the particular emerging markets in which the Fund may invest. Therefore, the Registrant respectfully declines to revise the disclosure.

(c)   The Registrant has deleted the Convertible Securities Risk disclosure.

Comment 6: The first paragraph of the “Investment Selection” section on page 62 of the Fund’s prospectus makes reference to a “factor risk model.” Please explain what a “factor risk model” is in plain English.

Response: The Registrant has revised the disclosure as follows:

In selecting investments for the portion of the PIMCO Dividend and Income Fund’s portfolio fixed-income, PIMCO develops an outlook for interest rates, currency exchange rates and the economy, analyzes credit and call risks, and uses other security selection techniques. The proportion of the Fund’s assets committed to investment in securities with particular characteristics (such as quality, sector, interest rate or maturity) varies based on PIMCO’s outlook for the U.S. economy and the economies of other countries in the world, the financial markets and other factors. In selecting investments for the Equity Sleeve of the PIMCO Dividend and Income Fund’s portfolio, PIMCO selects from a broad universe of global equities using a factor risk model with constraints on sector, region and security exposures relative to the Fund’s primary benchmark. The factor risk model assesses stocks according to certain equity factors, such as value, growth, quality and momentum.

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The model seeks to select stocks that have balanced risk factor attributes in seeking attractive current income, the potential to sustain current income and attractive potential total return.

Comment 7: The disclosure on page 76 of the prospectus indicates that the “Descriptions of the Underlying PIMCO Funds” section will be updated by subsequent amendment. Please provide the Staff with a copy of the updated disclosure for this section or refer the Staff to similar disclosure in another prospectus.

Response: The Registrant respectfully refers the Staff to similar disclosure in the “Descriptions of the Underlying PIMCO Funds” section on page 79 of the PIMCO All Asset Fund’s prospectus included in PIMCO Funds’ Post-Effective Amendment No. 341 (“PEA 341”), as filed with the SEC on July 29, 2021. The disclosure in the Descriptions of the Underlying PIMCO Funds section of the Fund’s prospectus will be substantially similar to the disclosure in PEA 341.

Comment 8: The first paragraph on page 72 of the Fund’s Statement of Additional Information includes the following disclosure: “Similarly, Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to a Fund’s industry concentration restrictions.” Please revise this disclosure to include “tax exempt” immediately before “Municipal Bonds.” See Investment Company Act Release No. 9785 (May 31, 1977).

Response: The Registrant respectfully notes that the term “Municipal Bonds” is previously defined on page 50 of the SAI to refer to the same issuers of securities “the income of which is exempt from federal income tax.” Accordingly, the Registrant confirms that no changes to the above-cited sentence are needed.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:        Ryan Leshaw, Pacific Investment Management Company LLC

            Stephen P. Forster, Pacific Investment Management Company LLC

Anu Dubey October 26, 2021 Page 7

Douglas P. Dick, Dechert LLP